UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2021
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 3, 2021, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 4, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 3, 2021

Exhibit 99.1

QIAGEN exceeds outlook in first quarter 2021 results,
reaffirms sales growth and profitability outlook for full-year 2021
● Q1 2021 net sales rise 52% (48% CER) to $567.2 million, exceeds outlook for at least 45% CER growth; adj. EPS up 94% to $0.66 ($0.65 CER), exceeds outlook for ~$0.60-0.62 CER
● 16% CER growth to $364 million from non-COVID product groups, represent 64% of total sales, while COVID-19 product group sales rise 186% CER to $203 million
● Q1 2021 operating cash flow rises over 700% to $128.6 million, free cash flow of $82.3 million
● Reaffirming full-year 2021 outlook for ~18-20% CER net sales growth and ~$2.42-2.46 CER adjusted diluted EPS
Venlo, the Netherlands, May 3, 2021 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced strong results of operations for the first quarter of 2021, exceeding the goals for net sales and adjusted earnings per share.

Net sales in the first quarter of 2021 rose 52% (+48% at constant exchange rates, CER) to $567.2 million from the first quarter of 2020, and faster than the outlook of at least 45% CER growth. Adjusted earnings per share (EPS) were $0.66 ($0.65 CER) against the outlook of about $0.60-0.62 CER, and rose 94% from $0.34 in the first quarter of 2020.

“Our results for the first quarter of 2021 once again show QIAGEN continuing to execute and beat the outlook set for sales and earnings growth,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “This performance was particularly driven by 16% CER growth in sales of non-COVID product groups that represented 64% of our sales. We are pleased with trends showing that research laboratories around the world are increasingly returning to work and clinical labs are moving beyond COVID testing. This progress underlines the point that QIAGEN’s business is COVID relevant, but not COVID dependent.

“Our teams continue to show great dedication in meeting the ongoing demand for QIAGEN solutions to support the global response to the COVID-19 pandemic. This includes launching new solutions for both COVID-19 testing, and many of which have non-COVID applications.

“We have made multiple product expansions to our non-COVID related portfolio, including the launch of a Lyme Disease test based on QuantiFERON technology with our partner DiaSorin, bringing the QIAcube Connect sample processing instrument to clinical customers and releasing the QIAsphere solution to offer cloud-based platform connectivity for QIAstat-Dx and QIAcube Connect as a start, and for use in the future on other instruments and automation systems in the future. As we look forward to delivering on our commitments for 2021, we are well on track to positioning QIAGEN for sustainable growth and creating greater value beyond the pandemic.”

First quarter 2021 results

Key figures

In $ millions (except EPS and diluted shares)	Q1
	2021	2020	Change
Net sales	567.2	372.1	52%
Net sales - CER	549.5		48%
Operating income	163.8	67.3	143%
Adjusted operating income	194.7	100.1	95%
Net income	129.2	39.8	224%
Adjusted net income	153.8	78.6	96%
Diluted EPS	$0.56	$0.17	229%
Adjusted diluted EPS	$0.66	$0.34	94%
Adjusted diluted EPS - CER	$0.65		91%
Diluted shares (in millions)	232.3	232.2
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.
CER - Constant exchange rates.

Sales by non-COVID and COVID-19 product groups

	Q1 2021
	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID product groups	$364	+20%	+16%	64%
COVID-19 product groups	$203	+194%	+186%	36%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sales: Strong growth trends for non-COVID product groups, with 16% CER growth and 64% of total sales. Main drivers were sample technologies, with 42% CER growth vs. Q1 2020, and QuantiFERON-TB sales up 22% CER. Very strong demand continued for product groups used in COVID-19 testing and at similar level to Q4 2020. Consumables and related revenues (88% of total sales) and instrument sales (12% of sales) both rose more than 40% CER from Q1 2020. All regions delivered over 40% CER growth and led by the Europe / Middle East / Africa region sales advancing 60% CER.
● Operating income margin: Q1 2021 operating income margin was 28.9% of sales, while the adjusted operating income margin rose to 34.3% of sales from 26.9% in Q1 2020 on the strong sales growth combined with efficiency initiatives. Adjusted operating income gains absorbed significant investments to support QIAGEN’s five pillars of growth, particularly for manufacturing capacity expansion and initiatives to expand test menu on the NeuMoDx and QIAstat-Dx systems.
●    EPS: Q1 2021 diluted EPS and adjusted diluted EPS rose at a faster rate than sales, with adjusted diluted EPS at $0.66 ($0.65 CER) rising 94% from Q1 2020. The tax rate and adjusted tax rate for Q1 2021 were both at 19% compared to a Q1 2020 reported tax rate of 14% and 17% adjusted tax rate.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “The strong performance in non-COVID products in the first quarter of 2021, along with the sustained high level of COVID product group sales, drove our performance as we move ahead toward achieving our full-year outlook for 2021. Benefits of the broad business expansion and efficiency gains more than absorbed targeted investments into our five pillars of growth, resulting in higher operating results and net income. These gains translated into significant improvements in operating cash flow and free cash. QIAGEN remains committed to disciplined capital allocation with a focus on increasing returns to shareholders through targeted acquisitions and share repurchase programs.”

Sales by product groups

	Q1 2021
	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$227	+47%	+42%	40%
Diagnostic solutions	$150	+56%	+52%	26%
Of which QuantiFERON	$57	+25%	+22%	10%
Of which QIAstat-Dx	$22	+229%	+218%	4%
Of which NeuMoDx	$32	NM	NM	5%
Of which Other	$39	-4%	-6%	7%
PCR / Nucleic acid amplification	$117	+90%	+84%	21%
Genomics / NGS	$50	+21%	+17%	9%
Other	$23	+23%	+21%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.
NM - Not meaningful

● Sample technologies: Sales were driven by double-digit CER growth for non-COVID products, particularly consumables kits for DNA extraction, which have a high level of recurring sales. Product groups used in COVID-19 testing, particularly automated RNA solutions, experienced good demand and were supported by higher sales of the QIAprep&amp solution launched in Q4 2020.
● Diagnostic solutions: Robust growth reflected a 22% CER increase in QuantiFERON-TB sales, led by the Americas. Sales for the QIAstat-Dx and NeuMoDx automated PCR testing solutions grew at dynamic rates vs. Q1 2020, driven by demand for COVID-19 testing and increasing use for other clinical testing applications. Revenues from companion diagnostic co-development were $7 million (+11% CER), along with higher sales of kits used for precision medicine applications.
● PCR / Nucleic acid amplification: Solid growth trends registered in instruments – in particular the new QIAcuity digital PCR instruments and the Rotor-Gene-Q PCR cycler – and consumables. COVID-19 demand for OEM solutions and enzymes used in third-party diagnostic kits also boosted underlying growth from non-COVID product groups.
● Genomics / NGS: Improving sentiment continued in Q1 2021 amid increased demand for both lab consumables and QIAGEN Digital Insights bioinformatics solutions, particularly in non-COVID applications such as oncology. Universal NGS consumables sales grew 69% over Q1 2020 led by the QIAseq library preparation portfolio, enhanced by demand to detect viral variants in COVID-19 samples.

Sales by geographic region

	Q1 2021
	Sales (In $ m)	% change	% CER change	% of sales
Americas	$244	+41%	+41%	43%
Europe / Middle East / Africa	$219	+70%	+60%	39%
Asia-Pacific / Japan	$104	+51%	+44%	18%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.
● Americas: Q1 2021 growth underpinned by the U.S. growing 35%, and complemented by double-digit CER gains in Mexico and Brazil.
● EMEA: Strongest regional performance marks a continuation from improving 2020 demand trends, and driven by double-digit CER gains in Germany, France, Italy and the United Kingdom.
● Asia-Pacific / Japan: Improved results driven by double-digit CER gains across many countries. China grew more than 70% CER vs. Q1 2020, along with higher sales in India and South Korea as laboratories continue to increase work levels in non-COVID fields.

Sales by product type and customer class

	Q1 2021
	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$498	+53%	+48%	88%
Instruments	$69	+49%	+43%	12%
Molecular Diagnostics	$279	+59%	+54%	49%
Life Sciences	$288	+47%	+42%	51%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Key cash flow data

	Q1
In $ millions	2021	2020	Change
Net cash provided by operating activities	128.6	15.9	708%
Net cash provided by investing activities	106.0	13.1
Net cash (used in) provided by financing activities	(40.9)	9.4
Free cash flow	82.3	(4.1)	NM

● Net cash provided by operating activities grew dynamically thanks to the strong business expansion, and supported by improved trends for Days Sales Outstanding (DSO) of 54 for Q1 2021 compared to 68 in the same period in 2020. The Q1 2021 period included cash restructuring payments of $3.9 million, while the Q1 2020 results included payments of $37.3 million.
● Net cash provided by investing activities in Q1 2021 included $117.9 million from the sale of QIAGEN’s shares in Invitae Corporation that were received from the sale of QIAGEN’s minority stake in ArcherDX in 2020.

● Net cash used in financing activities in Q1 2021 included debt repayments totaling $41.3 million primarily due to repayment at maturity of two tranches involving the German private corporate bonds (Schuldschein).

QIAGEN expanding solutions for non-COVID applications

QIAGEN is focused on supporting research and testing efforts beyond the COVID-19 pandemic and continues to manage these portfolios for growth in the coming years. Among recent developments:
● QuantiFERON portfolio has expanded with the European CE-IVD launch of LIAISON® LymeDetect® assay for the early diagnosis of Lyme Borreliosis, a bacterial disease that can cause long-term and debilitating health issues. QIAGEN and partner DiaSorin worked together to co-develop this new test for use on the LIAISON® XL and LIAISON® XS platforms. This partnership also includes the joint global commercialization of the QuantiFERON-TB Gold test for automation on LIAISON platforms.
● QIAcube Connect MDx, an instrument for automated sample processing, is now cleared for use in clinical applications in the U.S., the EU and other markets worldwide. This expansion to clinical customers builds on the long-standing use of QIAcube instruments in research in labs and over 9,800 cumulative QIAcube family placements worldwide.
● QIAsphere, a cloud-based connectivity solution, was first launched for use with the QIAstat-Dx syndromic solution. QIAsphere is designed to enable remote digital monitoring and is planned to be expanded for use on other QIAGEN instruments and automation platforms.
● QIAcuity digital PCR platforms are seeing a high placement rate with customers worldwide following the launch in late 2020. QIAcuity demonstrated in Q1 2021 real-world utility in oncology research with a new workflow developed in collaboration with Exosome Dx that integrates digital PCR and exosome-based liquid biopsy to detect bladder cancer mutations in urine samples.
● The first companion diagnostic agreement was announced to develop an NGS assay for use on the Illumina NextSeq™ 550Dx platform. This assay is part of a new master collaboration with INOVIO to develop liquid biopsy-based solutions to complement INOVIO’s targeted therapies.
QIAGEN's engagement for the global COVID-19 response

QIAGEN continues to expand its portfolio of COVID-19 testing solutions to address urgent testing needs, many of which have applications beyond the pandemic. Recent updates include:
● Sample technologies: The artus® SARS-CoV-2 Prep&Amp UM Kit, which uses a liquid-based sample preparation technology to simplify and rapidly scale up COVID-19 testing throughput, has received EUA status in the U.S. and CE-IVD marking in Europe and other markets.
● PCR testing: The multiplex PCR test NeuMoDx™ Flu A-B/RSV/SARS-CoV-2 Vantage Assay for use on the NeuMoDx 96 and 288 automation systems received an EUA in March 2021 for use in the U.S. QIAGEN launched in November 2020 this test in the European Union and other CE-IVD markets.
●    Antigen testing: The QIAreach SARS-CoV-2 Antigen test was resubmitted in March 2021 to the U.S. FDA for EUA after a proactive withdrawal of the first submission. QIAGEN is in discussions with the FDA to gain regulatory clearance as quickly as possible. This test extends the partnership with Ellume, an Australian digital diagnostics company.
● Universal NGS solutions: The Ultra-Fast sequencing solution QIAseq DIRECT SARS-CoV-2 Kit was launched for high-throughput genomic surveillance. This solution reduces turnaround times and plastics use compared with other NGS-based solutions for characterization of SARS-CoV-2 genomes.
For more information on these portfolio updates, visit the newsroom on QIAGEN.com:
https://corporate.qiagen.com/newsroom/press-releases/default.aspx

New member appointed to Supervisory Board

Thomas Ebeling was appointed in February 2021 as a member of the Supervisory Board. Mr. Ebeling has been an advisor to various businesses in recent years after having served as the CEO of the publicly listed German media group ProSiebenSat.1 Media SE from 2009 to 2018. Prior to that, he worked from 1997 to 2008 at the global healthcare company Novartis in various roles, including as CEO of Novartis Pharmaceuticals and Novartis Consumer Health.

Outlook

QIAGEN reaffirms its outlook for full-year 2021 (as announced on December 8, 2020) for net sales growth of about 18-20% CER and for adjusted EPS of approximately $2.42-2.46 CER. Based on rates as of April 30, 2021, currency movements against the U.S. dollar are now expected to create a positive impact of about 2-3 percentage points on net sales growth at actual rates for full-year 2021. A positive impact of about $0.02-0.03 per share is now expected on adjusted EPS.

For the second quarter of 2021, QIAGEN expects net sales to grow about 20% CER from $443.3 million in the same period of 2020, and for adjusted EPS of about $0.62-0.64 CER from $0.55 in the year-ago quarter. Based on rates as of April 30, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about 3-4 percentage points on net sales growth at actual rates for the second quarter of 2021. A positive impact of about $0.01 per share is expected on adjusted EPS.

As previously announced, QIAGEN expects these results to reflect continued improvements in non-COVID product group areas of the portfolio during the year, especially in the second quarter of 2021 compared to the year-ago period. QIAGEN also expects sales trends for COVID-19 test solutions to be in line with year-ago levels in the second quarter of 2021. The outlook for full-year 2021 is also based on expectations for softer COVID-19 product group sales in the second half of the year compared to the same period in 2020. Furthermore, these expectations include plans for investments in R&D and clinical trials to strengthen the competitive profile of QIAGEN’s five pillars of growth beyond the pandemic, in particular initiatives to enlarge the test menu for the NeuMoDx and QIAstat-Dx systems in the U.S. and Europe.

Conference call on May 4, 2021

A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call is planned for Tuesday, May 4, 2021, at 15:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute.

QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2021, QIAGEN employed more than 5,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.
Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2021	2020
Net sales	567,206	372,097
Cost of sales:
Cost of sales	178,974	113,447
Acquisition-related intangible amortization	17,641	15,112
Total cost of sales	196,615	128,559
Gross profit	370,591	243,538
Operating expenses:
Research and development	47,433	34,813
Sales and marketing	113,760	95,757
General and administrative	33,803	28,194
Acquisition-related intangible amortization	5,408	5,090
Restructuring, acquisition, integration and other, net	6,389	11,412
Long-lived asset impairments	—	958
Total operating expenses	206,793	176,224
Income from operations	163,798	67,314
Other income (expense):
Interest income	1,618	3,184
Interest expense	(13,538)	(18,922)
Other income (expense), net	7,222	(5,247)
Total other expense	(4,698)	(20,985)
Income before income taxes	159,100	46,329
Income tax expense	29,877	6,500
Net income	129,223	39,829

Diluted net income per common share	$0.56	$0.17
Diluted net income per common share (adjusted)	$0.66	$0.34
Shares used in computing diluted net income per common share (adjusted)	232,309	232,211

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(in $ millions, except EPS data)
(unaudited)

Three months ended March 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	567.2	370.6	163.8	159.1	(29.9)	19%	129.2	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.5	7.9	8.2	(2.0)		6.2	0.03
Purchased intangibles amortization (b)	—	17.6	23.0	23.0	(6.6)		16.4	0.07
Investment related gain, net (c)	—	—	—	(6.5)	1.5		(5.0)	(0.02)
Non-cash interest expense charges (d)	—	—	—	7.6	—		7.6	0.03
Non-cash other income (expense), net (e)	—	—	—	(0.6)	—		(0.6)	0.00
Total adjustments	—	19.1	30.9	31.8	(7.2)		24.6	0.11
Adjusted results	567.2	389.7	194.7	190.9	(37.1)	19%	153.8	$0.66
 * Using 232.3 M diluted shares.

Three months ended March 31, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	372.1	243.5	67.3	46.3	(6.5)	14%	39.8	$0.17
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.2	12.6	14.5	(4.1)		10.4	0.04
Purchased intangibles amortization (b)	—	15.2	20.2	20.2	(5.7)		14.5	0.06
Investment related loss, net (c)	—	—	—	2.5	(0.1)		2.4	0.01
Non-cash interest expense charges (d)	—	—	—	9.6	—		9.6	0.04
Non-cash other income (expense), net (e)	—	—	—	1.9	—		1.9	0.01
Total adjustments	—	15.4	32.8	48.7	(9.9)		38.8	0.17
Adjusted results	372.1	258.9	100.1	95.0	(16.4)	17%	78.6	$0.34
 * Using 232.2 M diluted shares

(a) Q1 2021 results include the acquisition of NeuMoDx in September 2020. Results for 2020 include expenses associated with the public takeover offer for QIAGEN. A restructuring program was initiated in the second half of 2019 and charges are expected to be incurred through mid-2021.
(b) Q1 2021 results include the amortization of NeuMoDx intangible assets acquired in September 2020.
(c) Q1 2021 results include the gain on the sale of shares held in Invitae Corporation that were received from Invitae's acquisition of ArcherDx, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes. The decrease in non-cash interest expense in Q1 2021 reflects the repayment of notes that were due in March 2021.
(e) This adjustment is for the net impact of the changes in fair value of the Call Options and the Embedded Cash Conversion Options of the Cash Convertible Notes.
Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2021	December 31, 2020
Assets	(unaudited)
Current assets:
Cash and cash equivalents	787,786	597,984
Short-term investments	3,946	117,249
Accounts receivable, net	371,694	380,519
Inventories, net	316,280	291,181
Prepaid expenses and other current assets	185,844	237,472
Total current assets	1,665,550	1,624,405
Long-term assets:
Property, plant and equipment, net	563,917	559,372
Goodwill	2,335,270	2,364,031
Intangible assets, net	695,937	726,194
Deferred income tax assets	54,423	54,879
Fair value of derivative instruments - long-term	288,986	379,080
Other long-term assets	158,527	161,658
Total long-term assets	4,097,060	4,245,214
Total assets	5,762,610	5,869,619
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	—	42,539
Accounts payable	103,471	118,153
Accrued and other current liabilities	395,913	411,483
Total current liabilities	499,384	572,175
Long-term liabilities:
Long-term debt, net of current portion	1,928,951	1,880,210
Fair value of derivative instruments - long-term	295,019	393,455
Other long-term liabilities	179,334	186,724
Deferred income tax liabilities	10,146	39,216
Total long-term liabilities	2,413,450	2,499,605
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,789,805	1,834,169
Retained earnings	1,430,528	1,323,091
Accumulated other comprehensive loss	(266,245)	(243,822)
Less treasury stock, at cost — 2,422 and 2,844 shares in 2021 and 2020, respectively	(107,014)	(118,301)
Total equity	2,849,776	2,797,839
Total liabilities and equity	5,762,610	5,869,619

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2021	2020
Cash flows from operating activities:
Net income	129,223	39,829
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	55,587	48,476
Non-cash impairments	—	958
Deferred income tax benefit	(28,396)	(5,336)
Other items, net including fair value changes in derivatives	12,034	29,903
Change in operating assets, net	(42,509)	(36,503)
Change in operating liabilities, net	2,688	(61,414)
Net cash provided by operating activities	128,627	15,913
Cash flows from investing activities:
Purchases of property, plant and equipment	(46,339)	(19,999)
Purchases of intangible assets	(8,620)	(7,927)
(Purchases of) proceeds from investments, net	(42)	62
Cash paid for acquisitions, net of cash acquired	—	(133)
Purchases of short-term investments	(1,802)	(24,877)
Proceeds from sales of short-term investments	117,871	65,000
Cash received (paid) for collateral asset	44,890	(1,017)
Other investing activities	17	2,010
Net cash provided by investing activities	105,975	13,119
Cash flows from financing activities:
Repayment of long-term debt	(41,345)	—
Proceeds from issuance of common shares	2,510	5,112
Tax withholding related to vesting of stock awards	(62)	(5,933)
Other financing activities	(1,955)	10,207
Net cash (used in) provided by financing activities	(40,852)	9,386
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,948)	(6,032)
Net increase in cash, cash equivalents and restricted cash	189,802	32,386
Cash, cash equivalents and restricted cash, beginning of period	597,984	629,390
Cash, cash equivalents and restricted cash, end of period	787,786	661,776

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	128,627	15,913
Purchases of property, plant and equipment	(46,339)	(19,999)
Free Cash Flow	82,288	(4,086)
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.